SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

SECURI 12014404 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	
Estimated average burden hours per response.........12.00	

SEC FILE NUMBER
8-00 129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street
(No. and Street)

New York	New York	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia — (212) 902-1710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

OATH OR AFFIRMATION

February 28, 2012

State of New York
ss:
County of New York

We, the undersigned, Managing Directors of Goldman, Sachs & Co., affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Goldman, Sachs & Co. as of December 31, 2011, are true and correct. We further affirm that, as of December 31, 2011, neither the partnership nor any Executive Officer (defined for purposes of this oath as members of the Board of Directors, members of the Management Committee, executive officers, and Chief Accounting Officer of The Goldman Sachs Group, Inc. the sole member of The Goldman, Sachs & Co. L.L.C. which is the general partner of Goldman, Sachs & Co.) had any proprietary interest in any account classified solely as that of a customer except as follows:

> Receivables from and payables to customers and counterparties includes $4,395,026.94 and $27,217,013.26, respectively, receivable from and payable to Executive Officers. Additionally, the account balances of certain affiliates are included in receivables from customers and counterparties or payables to customers and counterparties for purposes of financial presentation.

In addition, pursuant to Financial Industry Regulatory Authority Rule 4140, we affirm that the attached consolidated financial statements and supplemental schedules as of December 31, 2011, have been or will be made available to Executive Officers of The Goldman Sachs Group, Inc.

David A. Viniar
Managing Director

Sarah Smith
Managing Director

Subscribed and sworn before me;

This 28th day of February 2012

JOANNE OLSEN
Notary Public, State of New York
No. 01OL6159610
Qualified in Richmond County
Term Expires Jan. 22, 2015

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
As of December 31, 2011

GOLDMAN, SACHS & CO. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
As of December 31, 2011

pwc

Report of Independent Auditors

To the Partners of Goldman, Sachs & Co.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman, Sachs & Co. and its subsidiaries (the "Firm") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GOLDMAN, SACHS & CO. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
INDEX

GOLDMAN, SACHS & CO. and SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2011

in millions	
Assets	
Cash and cash equivalents	$ 6,452
Cash and securities segregated for regulatory and other purposes (includes $36,865 at fair value)	40,825
Collateralized agreements:	
Securities borrowed (includes $68,044 at fair value)	172,314
Securities purchased under agreements to resell, at fair value	111,878
Receivables from brokers, dealers and clearing organizations	7,542
Receivables from customers and counterparties (includes $292 at fair value)	18,216
Financial instruments owned, at fair value	113,077
Financial instruments owned and pledged as collateral, at fair value	30,280
Total financial instruments owned, at fair value	143,357
Other assets	4,110
Total assets	**$504,694**
Liabilities and partners' capital	
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings (includes $3 at fair value)	$ 3,172
Collateralized financings:	
Securities loaned (includes $29,908 at fair value)	65,163
Securities sold under agreements to repurchase, at fair value	149,423
Other secured financings (includes $5,237 at fair value)	55,030
Payables to brokers, dealers and clearing organizations	13,981
Payables to customers and counterparties	140,584
Financial instruments sold, but not yet purchased, at fair value	44,227
Other liabilities and accrued expenses (includes $20 at fair value)	4,277
Unsecured long-term borrowings (includes $239 at fair value)	739
	476,596
Commitments and guarantees	
Subordinated borrowings	21,500
Partners' capital	
Partners' capital	6,501
Accumulated other comprehensive income	97
Total partners' capital	6,598
Total liabilities and partners' capital	**$504,694**

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Description of Business

Goldman, Sachs & Co. (GS&Co.), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the firm), is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm reports its activities in the following four business activities:

Investment Banking
The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds and governments. Services include advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, risk management, restructurings and spin-offs, and debt and equity underwriting of public offerings and private placements, as well as derivative transactions directly related to these activities.

Institutional Client Services
The firm facilitates client transactions and makes markets in fixed income, equity, currency and commodity products, primarily with institutional clients such as corporates, financial institutions, investment funds and governments. The firm also makes markets and clears client transactions on major stock, options and futures exchanges worldwide and provides financing, securities lending and prime brokerage services to institutional clients.

Investing & Lending
The firm invests in loans to provide financing to clients. These investments and loans are typically longer-term in nature. The firm makes investments, directly and indirectly through funds that the firm manages, in debt securities, loans, public and private equity securities, real estate, and consolidated investment entities.

Investment Management
The firm provides investment management services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse set of institutional and individual clients. The firm also offers wealth advisory services, including portfolio management and financial counseling, and brokerage and other transaction services to high-net-worth individuals and families.

Note 2. Basis of Presentation

This consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of GS&Co. and all other entities in which the firm has a controlling financial interest. Intercompany transactions and balances have been eliminated.

All references to 2011, unless specifically stated otherwise, refer to the date, December 31, 2011.

Note 3. Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities and when to consolidate an entity. See Notes 5 through 8 for policies on fair value measurements and below and Note 11 for policies on consolidation accounting. All other significant accounting policies are either discussed below or included in the following footnotes:

Consolidation

The firm consolidates entities in which the firm has a controlling financial interest. The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE).

Voting Interest Entities. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the firm has a majority voting interest in a voting interest entity, the entity is consolidated.

Variable Interest Entities. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The firm has a controlling financial interest in a VIE when the firm has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 11 for further information about VIEs.

Equity-Method Investments. When the firm does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the firm owns 20% to 50% of the entity's common stock or in-substance common stock. Significant influence also exists when the firm owns up to 50% of a Group Inc. subsidiary's common stock or in-substance common stock.

In general, the firm accounts for investments acquired subsequent to November 24, 2006, when the fair value option became available, at fair value. In certain cases, the firm applies the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, when the firm has a significant degree of involvement in the cash flows or operations of the investee or when cost-benefit considerations are less significant. See Note 12 for further information about equity-method investments.

Use of Estimates

Preparation of this consolidated statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements and the provision for losses that may arise from litigation, regulatory proceedings and tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value. Total financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Investment Banking. Fees from financial advisory assignments and underwriting revenues are recognized in earnings when the services related to the underlying transaction are completed under the terms of the assignment. Expenses associated with such transactions are deferred until the related revenue is recognized or the assignment is otherwise concluded.

Investment Management. The firm earns management fees for investment management services. Management fees are calculated as a percentage of net asset value, invested capital or commitments, and are recognized over the period that the related service is provided.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when the firm has relinquished control over the assets transferred. For transfers of financial assets accounted for as sales, any related gains or losses are recognized in net revenues. Assets or liabilities that arise from the firm's continuing involvement with transferred assets are measured at fair value. For transfers of financial assets that are not accounted for as sales, the assets remain in "Total financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing, with the related interest expense recognized over the life of the transaction. See Note 10 for further information about transfers of financial assets accounted for as sales.

Receivables from Customers and Counterparties
Receivables from customers and counterparties generally relate to collateralized transactions. Such receivables are primarily comprised of customer margin loans, transfers of assets accounted for as secured loans rather than purchases and collateral posted in connection with certain derivative transactions. Certain of the firm's receivables from customers and counterparties are accounted for at fair value under the fair value option. See Note 8 for further information about the fair values of these receivables. Receivables from customers and counterparties not accounted for at fair value are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value.

Foreign Currency Translation
Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Cash and Cash Equivalents
The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments
Improving Disclosures about Fair Value Measurements (FASB Accounting Standards Codification (ASC) 820). In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. Certain of these disclosure requirements became effective for the firm beginning in 2010, while others became effective for the firm beginning in 2011. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not affect the firm's financial condition.

Reconsideration of Effective Control for Repurchase Agreements (ASC 860). In April 2011, the FASB issued ASU No. 2011-03, "Transfers and Servicing (Topic 860) — Reconsideration of Effective Control for Repurchase Agreements." ASU No. 2011-03 changes the assessment of effective control by removing (i) the criterion that requires the transferor to have the ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance implementation guidance related to that criterion. ASU No. 2011-03 is effective for years beginning after December 15, 2011. The adoption of ASU No. 2011-03 will not affect the firm's financial condition.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASC 820). In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurements and Disclosures (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU No. 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. ASU No. 2011-04 is effective for years beginning after December 15, 2011. Adoption of ASU No. 2011-04 will not materially affect the firm's financial condition.

Testing Goodwill for Impairment (ASC 350). In September 2011, the FASB issued ASU No. 2011-08, "Intangibles – Goodwill and Other (Topic 350) – Testing Goodwill for Impairment." ASU No. 2011-08 simplifies how entities test goodwill for impairment by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative, two-step goodwill impairment test. ASU No. 2011-08 is effective for annual goodwill impairment tests performed for calendar years beginning after December 15, 2011. Early adoption is permitted. The firm adopted these amended principles in conjunction with its goodwill impairment test performed at the end of 2011. The adoption of ASU No. 2011-08 did not affect the firm's financial condition.

Derecognition of in Substance Real Estate (ASC 360). In December 2011, the FASB issued ASU No. 2011-10, "Property, Plant, and Equipment (Topic 360) — Derecognition of in Substance Real Estate — a Scope Clarification." ASU No. 2011-10 clarifies that in order to deconsolidate a subsidiary (that is in substance real estate) as a result of a parent no longer controlling the subsidiary due to a default on the subsidiary's nonrecourse debt, the parent must satisfy the sale criteria in ASC 360-20, "Property, Plant, and Equipment — Real Estate Sales." The ASU is effective for calendar years beginning on or after June 15, 2012. The firm will apply the provisions of the ASU to such events occurring on or after January 1, 2013. Adoption is not expected to materially affect the firm's financial condition.

Disclosures about Offsetting Assets and Liabilities (ASC 210). In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities." ASU No. 2011-11 will require disclosure of the effect or potential effect of offsetting arrangements on the firm's financial position as well as enhanced disclosure of the rights of setoff associated with the firm's recognized assets and recognized liabilities. ASU No. 2011-11 is effective for annual reporting beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the firm's financial condition.

Note 4. Total Financial Instruments Owned, at Fair Value and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Total financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for further information about the fair value option. The table below presents the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value.

	As of December 2011	
in millions	**Total Financial Instruments Owned**	**Financial Instruments Sold, But Not Yet Purchased**
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 7,023	$ –
U.S. government and federal agency obligations	86,356	21,626
Non-U.S. government obligations	2,486	1,754
Mortgage and other asset-backed loans and securities:		
Loans and securities backed by commercial real estate	2,179	27
Loans and securities backed by residential real estate	3,490	4
Bank loans	246	2
Corporate debt securities	8,873	3,530
State and municipal obligations	2,567	3
Other debt obligations	860	–
Equities and convertible debentures	20,634	9,580
Derivatives [1]	8,643	7,701
Total	**$143,357**	**$44,227**

1. Net of cash collateral received or posted under credit support agreements and reported on a net-by-counterparty basis when a legal right of setoff exists under an enforceable netting agreement.

Note 5. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use, as inputs, market-based or independently sourced parameters, including but not limited to interest rates, volatilities, equity or debt prices, foreign exchange rates, commodities prices, credit curves and funding rates.

U.S. GAAP has a three-level fair value hierarchy for disclosure of fair value measurements. The fair value hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in the fair value hierarchy is based on the lowest level of input that is significant to its fair value measurement.

The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of our financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence. See Notes 6, 7 and 8 for further information about valuation adjustments.

See Notes 6 and 7 for further information about fair value measurements of cash instruments and derivatives, respectively, included in "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," and Note 8 for further information about other financial assets and financial liabilities accounted for at fair value under the fair value option.

Financial assets and financial liabilities at fair value are summarized below.

in millions	As of December 2011
Total level 1 financial assets	$ 65,178
Total level 2 financial assets	292,075
Total level 3 financial assets	4,756
Netting and collateral [1]	(1,573)
Total financial assets at fair value	$360,436
Total assets	$504,694
Total level 3 financial assets as a percentage of Total assets	0.9%
Total level 3 financial assets as a percentage of Total financial assets at fair value	1.3%
Total level 3 financial liabilities at fair value	$ 1,101
Total financial liabilities at fair value	$229,057
Total level 3 financial liabilities as a percentage of Total financial liabilities at fair value	0.5%

1. Represents the impact on derivatives of cash collateral and netting across levels of the fair value hierarchy. Netting among positions classified in the same level is included in that level.

See Notes 6, 7 and 8 for further information about level 3 cash instruments, derivatives and other financial assets and financial liabilities accounted for at fair value under the fair value option, respectively.

Note 6. Cash Instruments

Cash instruments include U.S. government and federal agency obligations, non-U.S. government obligations, bank loans, corporate debt securities, equities and convertible debentures, and other non-derivative financial instruments owned and financial instruments sold, but not yet purchased. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments

Level 1 cash instruments include U.S. government obligations and most non-U.S. government obligations, actively traded listed equities and certain money market instruments. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

The fair value of a level 1 instrument is calculated as quantity held multiplied by quoted market price. U.S. GAAP prohibits valuation adjustments being applied to level 1 instruments even in situations where the firm holds a large position and a sale could impact the quoted price.

Level 2 Cash Instruments

Level 2 cash instruments include commercial paper, certificates of deposit, time deposits, government agency obligations, most corporate debt securities, certain mortgage-backed loans and securities, certain bank loans, restricted or less liquid publicly listed equities, certain state and municipal obligations and certain money market instrument and lending commitments.

Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or internal) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions, and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments

Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of level 3 financial assets.

The following table presents the valuation techniques and the nature of significant inputs generally used to determine the fair values of each class of level 3 cash instrument.

Level 3 Cash Instrument	Valuation Techniques and Significant Inputs
Loans and securities backed by commercial real estate • Collateralized by a single commercial real estate property or a portfolio of properties • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs for these valuations include: • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral • Current levels and changes in market indices such as the CMBX (an index that tracks the performance of commercial mortgage bonds) • Market yields implied by transactions of similar or related assets • Current performance of the underlying collateral • Capitalization rates and multiples • Amount and timing of future cash flows
Loans and securities backed by residential real estate • Collateralized by portfolios of residential real estate • May include tranches of varying levels of subordination	Valuation techniques vary by instrument, but are generally based on relative value analyses, discounted cash flow techniques or a combination thereof. Significant inputs are determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles, including relevant indices such as the ABX (an index that tracks the performance of subprime residential mortgage bonds). Significant inputs include: • Home price projections, residential property liquidation timelines and related costs • Underlying loan prepayment, default and cumulative loss expectations • Transaction prices in both the underlying collateral and instruments with the same or similar underlying collateral • Market yields implied by transactions of similar or related assets
Bank loans Corporate debt securities State and municipal obligations Other debt obligations	Valuation techniques vary by instrument, but are generally based on discounted cash flow techniques. Significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to prices of credit default swaps that reference the same or similar underlying credit risk and to other debt instruments for the same issuer for which observable prices or broker quotations are available. Significant inputs include: • Amount and timing of expected future cash flows • Current levels and trends of market indices such as CDX, LCDX and MCDX (indices that track the performance of corporate credit, loans and municipal obligations, respectively) • Market yields implied by transactions of similar or related assets • Current performance and recovery assumptions and, where the firm uses credit default swaps to value the related cash instrument, the cost of borrowing the underlying reference obligation
Equities and convertible debentures • Private equity investments	Recent third-party investments or pending transactions are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate and available: • Transactions in similar instruments • Discounted cash flow techniques • Third-party appraisals • Industry multiples and public comparables Evidence includes recent or pending reorganizations (e.g., merger proposals, tender offers, debt restructurings) and significant changes in financial metrics, such as: • Current financial performance as compared to projected performance • Capitalization rates and multiples • Market yields implied by transactions of similar or related assets

Fair Value of Cash Instruments by Level

The tables below present, by level within the fair value hierarchy, cash instrument assets and liabilities, at fair value. Cash instrument assets and liabilities are included in "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

	Cash Instrument Assets at Fair Value as of December 2011			
in millions	Level 1	Level 2	Level 3	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 3	$ 7,020	$ –	$ 7,023
U.S. government and federal agency obligations	28,706	57,650	–	86,356
Non-U.S. government obligations	233	2,253	–	2,486
Mortgage and other asset-backed loans and securities [1]:				
Loans and securities backed by commercial real estate	–	1,496	683	2,179
Loans and securities backed by residential real estate	–	2,506	984	3,490
Bank loans	–	211	35	246
Corporate debt securities [2]	56	7,707	1,110	8,873
State and municipal obligations	–	2,004	563	2,567
Other debt obligations	–	518	342	860
Equities and convertible debentures	18,322 [3]	1,463 [4]	849 [5]	20,634
Total	$47,320	$82,828	$4,566	$134,714

	Cash Instrument Liabilities at Fair Value as of December 2011			
in millions	Level 1	Level 2	Level 3	Total
U.S. government and federal agency obligations	$21,578	$ 48	$ –	$ 21,626
Non-U.S. government obligations	1,472	282	–	1,754
Mortgage and other asset-backed loans and securities:				
Loans and securities backed by commercial real estate	–	27	–	27
Loans and securities backed by residential real estate	–	4	–	4
Bank loans	–	2	–	2
Corporate debt securities [6]	2	3,499	29	3,530
State and municipal obligations	–	3	–	3
Equities and convertible debentures [3]	9,387	192	1	9,580
Total	$32,439	$ 4,057	$ 30	$ 36,526

1. Includes $216 million and $590 million of collateralized debt obligations (CDOs) backed by real estate in level 2 and level 3, respectively.
2. Includes $6 million and $835 million of CDOs backed by corporate obligations in level 2 and level 3, respectively.
3. Principally consists of publicly listed equity securities.
4. Principally consists of restricted or less liquid publicly listed securities.
5. Includes $557 million of private equity investments.
6. Includes $27 million of CDOs backed by corporate obligations in level 3.

Note 7. Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange (exchange-traded).

Market-Making. As a market maker, the firm enters into derivative transactions with clients and other market participants to provide liquidity and to facilitate the transfer and hedging of risk. In this capacity, the firm typically acts as principal and is consequently required to commit capital to provide execution. As a market maker, it is essential to maintain an inventory of financial instruments sufficient to meet expected client market demands.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from market-making and investing and lending activities in derivative and cash instruments.

The firm enters into various types of derivatives, including:

- **Futures and Forwards.** Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.
- **Options.** Contracts in which the option purchaser has the right but not the obligation to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Derivatives are accounted for at fair value, net of cash collateral received or posted under credit support agreements. Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement. Derivative assets and liabilities are included in "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively.

The table below presents the fair value of derivatives on a net-by-counterparty basis.

	As of December 2011	
in millions	**Derivative Assets**	**Derivative Liabilities**
Exchange-traded	$3,206	$2,492
Over-the-counter	5,437	5,209
Total	**$8,643**	**$7,701**

The table below presents the fair value and the number of derivative contracts by major product type on a gross basis. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash collateral received or posted under credit support agreements, and therefore are not representative of the firm's exposure.

	As of December 2011		
in millions, except number of contracts	Derivative Assets	Derivative Liabilities	Number of Contracts
Interest rates	$35,158	$35,199	37,797
Credit	2,769	2,420	6,827
Currencies	7,515	7,469	101,794
Commodities	92	105	570
Equities	30,955	29,383	135,327
Gross fair value of derivatives	**$76,489**	**$74,576**	**282,315**
Counterparty netting [1]	(66,362)	(66,362)	
Cash collateral netting [2]	(1,484)	(513)	
Fair value included in financial instruments owned	**$ 8,643**		
Fair value included in financial instruments sold, but not yet purchased		**$ 7,701**	

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.

Valuation Techniques for Derivatives

See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Derivatives

Exchange-traded derivatives fall within level 1 if they are actively traded and are valued at their quoted market price.

Level 2 Derivatives

Level 2 derivatives include exchange-traded derivatives that are not actively traded and OTC derivatives for which all significant valuation inputs are corroborated by market evidence.

Level 2 exchange-traded derivatives are valued using models that calibrate to market-clearing levels of OTC derivatives. Inputs to the valuations of level 2 OTC derivatives can be verified to market-clearing transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or internal) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Where models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates, loss severity rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Price transparency of OTC derivatives can generally be characterized by product type.

Interest Rate. In general, the prices and other inputs used to value interest rate derivatives are transparent, even for long-dated contracts. Interest rate swaps and options denominated in the currencies of leading industrialized nations are characterized by high trading volumes and tight bid/offer spreads. Interest rate derivatives that reference indices, such as an inflation index, or the shape of the yield curve (e.g., 10-year swap rate vs. 2-year swap rate), are more complex and are therefore less transparent, but the prices and other inputs are generally observable.

Credit. Price transparency for credit default swaps, including both single names and baskets of credits, varies by market and underlying reference entity or obligation. Credit default swaps that reference indices, large corporates and major sovereigns generally exhibit the most price transparency. For credit default swaps with other underliers, price transparency varies based on credit rating, the cost of borrowing the underlying reference obligations, and the availability of the underlying reference obligations for delivery upon the default of the issuer. Credit default swaps that reference loans, asset-backed securities and emerging market debt instruments tend to be less transparent than those that reference corporate bonds. In addition, more complex credit derivatives, such as those sensitive to the correlation between two or more underlying reference obligations, generally have less price transparency.

Currency. Prices for currency derivatives based on the exchange rates of leading industrialized nations, including those with longer tenors, are generally transparent. The primary difference between the transparency of developed and emerging market currency derivatives is that emerging markets tend to be observable for contracts with shorter tenors.

Commodity. Commodity derivatives include transactions referenced to energy (e.g., oil and natural gas), metals (e.g., precious and base) and soft commodities (e.g., agricultural). Price transparency varies based on the underlying commodity, delivery location, tenor and product quality (e.g., diesel fuel compared to unleaded gasoline). In general, price transparency for commodity derivatives is greater for contracts with shorter tenors and contracts that are more closely aligned with major and/or benchmark commodity indices.

Equity. Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Exchange-traded and OTC equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability of all product types. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs.

Level 3 Derivatives

Level 3 OTC derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs.

- For the majority of the firm's interest rate and currency derivatives classified within level 3, the significant unobservable inputs are correlations of certain currencies and interest rates (e.g., the correlation of Japanese yen foreign exchange rates to U.S. dollar interest rates).

- For credit derivatives classified within level 3, significant level 3 inputs include long-dated credit and funding spreads as well as certain correlation inputs required to value tranches of credit and mortgage derivatives (e.g., the likelihood of default of the underlying reference obligations relative to one another).

- For level 3 equity derivatives, significant level 3 inputs generally include equity volatility inputs for options that are very long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 inputs for the correlation of the price performance for two or more individual stocks.

Subsequent to the initial valuation of a level 3 OTC derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are recorded in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

Valuation Adjustments

Valuation adjustments are integral to determining the fair value of derivatives and are used to adjust the mid-market valuations, produced by derivative pricing models, to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads, the cost of liquidity on illiquid positions, credit valuation adjustments (CVA) and funding valuation adjustments, which account for the credit and funding risk inherent in derivative portfolios. Market-based inputs are generally used when calibrating valuation adjustments to market-clearing levels.

In addition, for derivatives that include significant unobservable inputs, the firm makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Fair Value of Derivatives by Level

The tables below present the fair value of derivatives on a gross basis by level and major product type. Gross fair values in the tables below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted under credit support agreements both in and across levels of the fair value hierarchy, and therefore are not representative of the firm's exposure.

	Derivative Assets at Fair Value as of December 2011				
in millions	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$ 33	$35,095	$ 30	$ –	$35,158
Credit	–	2,688	81	–	2,769
Currencies	–	7,513	2	–	7,515
Commodities	–	86	6	–	92
Equities	1	30,356	598	–	30,955
Gross fair value of derivative assets	$ 34	$75,738	$717	–	$76,489
Counterparty netting [1]	–	(65,746)	(527)	(89) [3]	(66,362)
Subtotal	$ 34	$ 9,992	$190	$ (89)	$10,127
Cash collateral netting [2]					(1,484)
Fair value included in financial instruments owned					$ 8,643

	Derivative Liabilities at Fair Value as of December 2011				
in millions	Level 1	Level 2	Level 3	Cross-Level Netting	Total
Interest rates	$ 13	$35,111	$ 75	$ –	$35,199
Credit	–	2,345	75	–	2,420
Currencies	–	7,467	2	–	7,469
Commodities	–	104	1	–	105
Equities	175	28,424	784	–	29,383
Gross fair value of derivative liabilities	$188	$73,451	$937	–	$74,576
Counterparty netting [1]	–	(65,746)	(527)	(89) [3]	(66,362)
Subtotal	$188	$ 7,705	$410	$ (89)	$ 8,214
Cash collateral netting [2]					(513)
Fair value included in financial instruments sold, but not yet purchased					$ 7,701

1. Represents the netting of receivable balances with payable balances for the same counterparty under enforceable netting agreements.
2. Represents the netting of cash collateral received and posted on a counterparty basis under credit support agreements.
3. Represents the netting of receivable balances with payable balances for the same counterparty across levels of the fair value hierarchy under enforceable netting agreements.

Derivatives with Credit-Related Contingent Features

Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in the firm's credit ratings. The table below presents the aggregate fair value of net derivative liabilities under such agreements (excluding application of collateral posted to reduce these liabilities), the related aggregate fair value of the assets posted as collateral, and the additional collateral or termination payments that could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in the firm's credit ratings.

in millions	As of December 2011
Net derivative liabilities under bilateral agreements	$259
Collateral posted	17
Additional collateral or termination payments for a one-notch downgrade	9
Additional collateral or termination payments for a two-notch downgrade	15

Credit Derivatives

The firm enters into a broad array of credit derivatives in locations around the world to facilitate client transactions and to manage the credit risk associated with market-making and investing and lending activities. Credit derivatives are actively managed based on the firm's net risk position.

Credit derivatives are individually negotiated contracts and can have various settlement and payment conventions. Credit events include failure to pay, bankruptcy, acceleration of indebtedness, restructuring, repudiation, and dissolution of the reference entity.

Credit Default Swaps. Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer (reference entity) of the reference obligations suffers a credit event. The buyer of protection pays an initial or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer of protection. However, if a credit event occurs, the seller of protection is required to make a payment to the buyer of protection, which is calculated in accordance with the terms of the contract.

Credit Indices, Baskets and Tranches. Credit derivatives may reference a basket of single-name credit default swaps or a broad-based index. If a credit event occurs in one of the underlying reference obligations, the protection seller pays the protection buyer. The payment is typically a pro-rata portion of the transaction's total notional amount based on the underlying defaulted reference obligation. In certain transactions, the credit risk of a basket or index is separated into various portions (tranches) each having different levels of subordination. The most junior tranches cover initial defaults and once losses exceed the notional amount of these junior tranches, any excess loss is covered by the next most senior tranche in the capital structure.

Total Return Swaps. A total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically, the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.

Credit Options. In a credit option, the option writer assumes the obligation to purchase or sell a reference obligation at a specified price or credit spread. The option purchaser buys the right but not the obligation to sell the reference obligation to, or purchase it from, the option writer. The payments on credit options depend either on a particular credit spread or the price of the reference obligation.

The firm economically hedges its exposure to written credit derivatives primarily by entering into offsetting purchased credit derivatives with identical underlyings. Substantially all of the firm's purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. In addition, upon the occurrence of a specified trigger event, the firm may take possession of the reference obligations underlying a particular written credit derivative, and consequently may, upon liquidation of the reference obligations, recover amounts on the underlying reference obligations in the event of default.

As of December 2011, written and purchased credit derivatives had total gross notional amounts of $69.08 billion and $79.46 billion, respectively, for total net notional purchased protection of $10.38 billion.

The table below presents certain information about credit derivatives. In the table below:

- fair values exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted under credit support agreements, and therefore are not representative of the firm's exposure;
- tenor is based on expected duration for mortgage-related credit derivatives and on remaining contractual maturity for other credit derivatives; and
- the credit spread on the underlying, together with the tenor of the contract, are indicators of payment/performance risk. The firm is less likely to pay or otherwise be required to perform where the credit spread and the tenor are lower.

	Maximum Payout/Notional Amount of Written Credit Derivatives by Tenor				Maximum Payout/Notional Amount of Purchased Credit Derivatives		Fair Value of Written Credit Derivatives		
$ in millions	0 - 12 Months	1 - 5 Years	5 Years or Greater	Total	Offsetting Purchased Credit Derivatives[1]	Other Purchased Credit Derivatives[2]	Asset	Liability	Net Asset/ (Liability)
As of December 2011									
Credit spread on underlying (basis points)									
0-250	$ 4,876	$30,898	$12,996	$48,770	$45,533	$ 9,388	$517	$ 825	$(308)
251-500	328	4,424	3,614	8,366	8,250	3,509	92	389	(297)
501-1,000	6,117	3,364	317	9,798	2,983	7,374	78	162	(84)
Greater than 1,000	291	1,674	181	2,146	2,103	315	14	319	(305)
Total	**$11,612**	**$40,360**	**$17,108**	**$69,080**	**$58,869**	**$20,586**	**$701**	**$1,695**	**$(994)**

1. Offsetting purchased credit derivatives represent the notional amount of purchased credit derivatives to the extent they economically hedge written credit derivatives with identical underlyings.
2. This purchased protection represents the notional amount of purchased credit derivatives in excess of the notional amount included in "Offsetting Purchased Credit Derivatives."

Note 8. Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value
In addition to all cash and derivative instruments included in "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under the fair value option.

The primary reasons for electing the fair value option are to:

- reflect economic events in earnings on a timely basis;
- mitigate volatility in earnings from using different measurement attributes (e.g., transfers of financial instruments owned accounted for as financings are recorded at fair value whereas the related secured financing would be recorded on an accrual basis absent electing the fair value option); and
- address simplification and cost-benefit considerations (e.g., accounting for hybrid financial instruments at fair value in their entirety versus bifurcation of embedded derivatives).

Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives and do not require settlement by physical delivery of non-financial assets. If the firm elects to bifurcate the embedded derivative from the associated debt, the derivative is accounted for at fair value and the host contract is accounted for at amortized cost, adjusted for the effective portion of any fair value hedges. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under the fair value option.

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- resale and repurchase agreements;
- securities borrowed and loaned consisting of the firm's matched book and certain firm financing activities;
- certain other secured financings, primarily certain other nonrecourse financings;
- certain unsecured short-term and long-term borrowings, primarily consisting of promissory notes;
- certain receivables from customers and counterparties, including certain margin loans; and
- certain subordinated liabilities issued by consolidated VIEs.

These financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified as level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

Significant inputs for each category of other financial assets and financial liabilities at fair value are as follows:

Resale and Repurchase Agreements and Securities Borrowed and Loaned. The significant inputs to the valuation of resale and repurchase agreements and securities borrowed and loaned are the amount and timing of expected future cash flows, interest rates and collateral funding spreads. See Note 9 for further information.

Other Secured Financings. The significant inputs to the valuation of other secured financings at fair value are the amount and timing of expected future cash flows, interest rates, the fair value of the collateral delivered by the firm (which is determined using the amount and timing of expected future cash flows, market yields and recovery assumptions), the frequency of additional collateral calls and the credit spreads of the firm. See Note 9 for further information.

Unsecured Short-term and Long-term Borrowings. The significant inputs to the valuation of unsecured short-term and long-term borrowings at fair value are the amount and timing of expected future cash flows, interest rates, the credit spreads of the firm and, for certain hybrid financial instruments, equity prices, inflation rates and index levels. See Notes 13 and 14 for further information.

Receivables from Customers and Counterparties. The significant inputs to the valuation of certain receivables from customers and counterparties are interest rates and the amount and timing of expected future cash flows.

Fair Value of Other Financial Assets and Financial Liabilities by Level

The tables below present, by level within the fair value hierarchy, other financial assets and financial liabilities accounted for at fair value under the fair value option.

	Other Financial Assets at Fair Value as of December 2011			
in millions	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory and other purposes [1]	$17,824	$ 19,041	$ –	$ 36,865
Securities purchased under agreements to resell	–	111,878	–	111,878
Securities borrowed	–	68,044	–	68,044
Receivables from customers and counterparties	–	292	–	292
Total	$17,824	$199,255	$ –	$217,079

	Other Financial Liabilities at Fair Value as of December 2011			
in millions	Level 1	Level 2	Level 3	Total
Securities sold under agreements to repurchase	$ –	$149,423	$ –	$149,423
Securities loaned	–	29,908	–	29,908
Other secured financings	–	4,834	403	5,237
Unsecured short-term borrowings	–	–	3	3
Unsecured long-term borrowings	–	–	239	239
Other liabilities and accrued expenses	–	4	16	20
Total	$ –	$184,169	$661	$184,830

1. Includes securities segregated for regulatory and other purposes accounted for at fair value under the fair value option, which consists of securities borrowed and resale agreements. The table above also includes $17.82 billion of level 1 securities segregated for regulatory and other purposes accounted for at fair value under other U.S. GAAP, principally consisting of U.S. Treasury securities.

Note 9. Collateralized Agreements and Financings

Collateralized agreements are securities purchased under agreements to resell (resale agreements or reverse repurchase agreements) and securities borrowed. Collateralized financings are securities sold under agreements to repurchase (repurchase agreements), securities loaned and other secured financings. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash, acquire securities to cover short positions, and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

The table below presents the carrying value of resale and repurchase agreements and securities borrowed and loaned transactions.

in millions	As of December 2011
Securities purchased under agreements to resell [1]	$111,878
Securities borrowed [2]	172,314
Securities sold under agreements to repurchase [1]	149,423
Securities loaned [3]	65,163

1. Resale and repurchase agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.
2. As of December 2011, $68.04 billion of securities borrowed were at fair value.
3. As of December 2011, $29.91 billion of securities loaned were at fair value.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and federal agency, and investment-grade sovereign obligations.

The firm receives financial instruments purchased under resale agreements, makes delivery of financial instruments sold under repurchase agreements, monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the consolidated statement of financial condition.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are usually accounted for as financing arrangements because they require the financial instruments to be repurchased or resold at the maturity of the agreement. However, "repos to maturity" are accounted for as sales. A repo to maturity is a transaction in which the firm transfers a security under an agreement to repurchase the security where the maturity date of the repurchase agreement matches the maturity date of the underlying security. Therefore, the firm effectively no longer has a repurchase obligation and has relinquished control over the underlying security and, accordingly, accounts for the transaction as a sale. The firm had no repos to maturity outstanding as of December 2011.

Securities Borrowed and Loaned Transactions
In a securities borrowed transaction, the firm borrows securities from a counterparty in exchange for cash. When the firm returns the securities, the counterparty returns the cash. Interest is generally paid periodically over the life of the transaction.

In a securities loaned transaction, the firm lends securities to a counterparty typically in exchange for cash or securities, or a letter of credit. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate. For securities borrowed transactions, the firm typically requires delivery of collateral with a fair value approximately equal to the carrying value of the securities borrowed transaction.

Securities borrowed and loaned consisting of the firm's matched book and certain firm financing activities, are recorded at fair value under the fair value option.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates.

As of December 2011, the firm had $12.76 and $6.28 billion, respectively, of securities received under resale agreements and securities borrowed transactions that were segregated to satisfy certain regulatory requirements. These securities are included in "Cash and securities segregated for regulatory and other purposes."

Other Secured Financings
In addition to repurchase agreements and securities lending transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments and other assets as collateral in these transactions. These other secured financings consist of:

- liabilities of consolidated VIEs; and
- other structured financing arrangements.

Other secured financings include arrangements that are nonrecourse. As of December 2011, nonrecourse other secured financings were $51 million.

The firm has elected to apply the fair value option to certain other nonrecourse financings included in other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes.

See Note 8 for further information about other secured financings that are accounted for at fair value. Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, which generally approximates fair value.

The table below presents information about other secured financings by maturity. In the table below:

- short-term secured financings include financings maturing within one year of the financial statement date and financings that are redeemable within one year of the financial statement date at the option of the holder;
- long-term secured financings that are repayable prior to maturity at the option of the firm are reflected at their contractual maturity dates; and
- long-term secured financings that are redeemable prior to maturity at the option of the holder are reflected at the dates such options become exercisable.

in millions	**As of December 2011**
Other secured financings (short-term) [1]	**$54,693**
Other secured financings (long-term):	
2013	**–**
2014	**300**
2015	**–**
2016	**–**
2017 - thereafter	**37**
Total other secured financings (long-term)	**337**
Total other secured financings	**$55,030**

1. The weighted average interest rate was 1.73% as of December 2011.

Collateral Received and Pledged

The firm receives financial instruments (e.g., U.S. government and federal agency, other sovereign and corporate obligations, as well as equities and convertible debentures) as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans.

In many cases, the firm is permitted to deliver or repledge these financial instruments when entering into repurchase agreements, and securities lending agreements, primarily in connection with secured client financing activities. The firm is also permitted to deliver or repledge these financial instruments in connection with other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged by the firm.

in millions	**As of December 2011**
Collateral available to be delivered or repledged	**$449,555**
Collateral that was delivered or repledged	**348,458**

The firm also pledges certain financial instruments owned, at fair value in connection with repurchase agreements, securities lending agreements and other secured financings in connection with other secured financings to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged by the firm.

in millions	As of December 2011
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	$30,280
Did not have the right to deliver or repledge	70,969

Note 10. Securitization Activities

The firm securitizes residential and commercial mortgages, corporate bonds and other types of financial assets by selling these assets to securitization vehicles (e.g., trusts, corporate entities, and limited liability companies) and acts as underwriter of the beneficial interests that are sold to investors. The firm's residential mortgage securitizations are substantially all in connection with government agency securitizations.

Beneficial interests issued by securitization entities are debt or equity securities that give the investors rights to receive all or portions of specified cash inflows to a securitization vehicle and include senior and subordinated shares of principal, interest and/or other cash inflows. The proceeds from the sale of beneficial interests are used to pay the transferor for the financial assets sold to the securitization vehicle or to purchase securities which serve as collateral.

The firm accounts for a securitization as a sale when it has relinquished control over the transferred assets. Prior to securitization, the firm accounts for assets pending transfer at fair value and therefore does not typically recognize significant gains or losses upon the transfer of assets. Net revenues from underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

For transfers of financial assets that are not accounted for as sales, the assets remain in "Total financial instruments owned, at fair value" and the transfer is accounted for as a collateralized financing, with the related interest expense recognized over the life of the transaction. See Note 9 for further information about collateralized financings.

The firm generally receives cash in exchange for the transferred assets but may also have continuing involvement with transferred assets, including ownership of beneficial interests in securitized financial assets, and servicing rights that the firm retains at the time of securitization. The firm may also purchase senior or subordinated securities issued by securitization vehicles (which are typically VIEs) in connection with secondary market-making activities.

The primary risks included in beneficial interests and other interests from the firm's continuing involvement with securitization vehicles are the performance of the underlying collateral, the position of the firm's investment in the capital structure of the securitization vehicle and the market yield for the security. These interests are accounted for at fair value and are included in "Total financial instruments owned, at fair value" and are generally classified in level 2 of the fair value hierarchy. See Notes 5 through 8 for further information about fair value measurements.

During the year ended December 2011, the firm securitized $40.27 billion of financial assets in which the firm had continuing involvement, all related to residential mortgages, substantially all in connection with government agency securitizations.

The table below presents the firm's continuing involvement in nonconsolidated securitization entities to which the firm sold assets, as well as the total outstanding principal amount of transferred assets in which the firm has continuing involvement. In this table:

- the outstanding principal amount is presented for the purpose of providing information about the size of the securitization entities in which the firm has continuing involvement and is not representative of the firm's risk of loss; and
- for retained interests, the firm's risk of loss is limited to the fair value of these interests.

	As of December 2011	
in millions	Outstanding Principal Amount	Fair Value of Retained Interests
Residential mortgage-backed	$70,777	$5,070
CDOs, CLOs and other	3,947	21
Total	$74,724	$5,091

In addition to the interests in the table above, the firm had other continuing involvement in the form of derivatives transactions and guarantees with certain nonconsolidated VIEs. The carrying value of these derivatives and guarantees was a net liability of $27 million as of December 2011. The notional amounts of these derivatives and guarantees are included in maximum exposure to loss in the nonconsolidated VIE tables in Note 11.

The table below presents the weighted average key economic assumptions used in measuring the fair value of retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	As of December 2011	
	Type of Retained Interests	
$ in millions	Mortgage-Backed	Other [1]
Fair value of retained interests	$5,070	$ 21
Weighted average life (years)	7.4	2.1
Constant prepayment rate [2]	15.7%	N.M.
Impact of 10% adverse change [2]	$ (54)	N.M.
Impact of 20% adverse change [2]	(105)	N.M.
Discount rate [3]	4.5%	N.M.
Impact of 10% adverse change	$ (106)	N.M.
Impact of 20% adverse change	$ (203)	N.M.

1. Due to the nature and current fair value of certain of these retained interests, the weighted average assumptions for constant prepayment and discount rates and the related sensitivity to adverse changes are not meaningful as of December 2011. The firm's maximum exposure to adverse changes in the value of these interests is the carrying value of $21 million as of December 2011.
2. Constant prepayment rate is included only for positions for which constant prepayment rate is a key assumption in the determination of fair value.
3. The majority of mortgage-backed retained interests are U.S. government agency-issued collateralized mortgage obligations, for which there is no anticipated credit loss. For the remainder of retained interests, the expected credit loss assumptions are reflected in the discount rate.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption in the preceding table is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

Note 11. Variable Interest Entities

VIEs generally finance the purchase of assets by issuing debt and equity securities that are either collateralized by or indexed to the assets held by the VIE. The debt and equity securities issued by a VIE may include tranches of varying levels of subordination. The firm's involvement with VIEs includes securitization of financial assets, as described in Note 10, and investments in and loans to other types of VIEs, as described below. See Note 10 for additional information about securitization activities, including the definition of beneficial interests. See Note 3 for the firm's consolidation policies, including the definition of a VIE.

The firm is principally involved with VIEs through the following business activities:

Mortgage-Backed VIEs and Corporate CDO and CLO VIEs. The firm sells residential and commercial mortgage securities to mortgage-backed VIEs and corporate bonds to corporate CDO and CLO VIEs and may retain beneficial interests in the assets sold to these VIEs. The firm purchases and sells beneficial interests issued by mortgage-backed and corporate CDO and CLO VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain of these VIEs, primarily interest rate swaps, which are typically not variable interests. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs.

Certain mortgage-backed and corporate CDO and CLO VIEs, usually referred to as synthetic CDOs or credit-linked note VIEs, synthetically create the exposure for the beneficial interests they issue by entering into credit derivatives, rather than purchasing the underlying assets. These credit derivatives may reference a single asset, an index, or a portfolio/basket of assets or indices. See Note 7 for further information on credit derivatives. These VIEs use the funds from the sale of beneficial interests and the premiums received from credit derivative counterparties to purchase securities which serve to collateralize the beneficial interest holders and/or the credit derivative counterparty. These VIEs may enter into other derivatives, primarily interest rate swaps, which are typically not variable interests. The firm may be a counterparty to derivatives with these VIEs and generally enters into derivatives with other counterparties to mitigate its risk.

Real Estate, Credit-Related and Other Investing VIEs. The firm purchases equity and debt securities issued by VIEs that hold real estate, performing and nonperforming debt, distressed loans and equity securities.

Other Asset-Backed VIEs. The firm structures VIEs that issue notes to clients and purchases and sells beneficial interests issued by other asset-backed VIEs in connection with market-making activities. In addition, the firm may enter into derivatives with certain other asset-backed VIEs, primarily total return swaps on the collateral assets held by these VIEs under which the firm pays the VIE the return due to the note holders and receives the return on the collateral assets owned by the VIE. The firm generally can be removed as the total return swap counterparty. The firm generally enters into derivatives with other counterparties to mitigate its risk from derivatives with these VIEs. The firm typically does not sell assets to the other asset-backed VIEs it structures.

Municipal Bond Securitizations. The firm sold municipal securities to VIEs that issued short-term qualifying tax-exempt securities. During 2011, the firm dissolved these VIEs after having redeemed and/or purchased the outstanding securities issued.

VIE Consolidation Analysis

A variable interest in a VIE is an investment (e.g., debt or equity securities) or other interest (e.g., derivatives or loans and lending commitments) in a VIE that will absorb portions of the VIE's expected losses or receive portions of the VIE's expected residual returns.

The firm's variable interests in VIEs include senior and subordinated debt in residential and commercial mortgage-backed and other asset-backed securitization entities, CDOs and CLOs; loans and lending commitments; limited and general partnership interests; preferred and common equity; and derivatives that may include foreign currency, equity and/or credit risk. Certain interest rate, foreign currency and credit derivatives the firm enters into with VIEs are not variable interests because they create rather than absorb risk.

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The firm determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers:

- which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance;
- which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE;
- the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders;
- the VIE's capital structure;
- the terms between the VIE and its variable interest holders and other parties involved with the VIE; and
- related party relationships.

The firm reassesses its initial evaluation of whether an entity is a VIE when certain reconsideration events occur. The firm reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances.

Nonconsolidated VIEs

The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities. In certain instances, the firm provides guarantees, including derivative guarantees, to VIEs or holders of variable interests in VIEs.

The table below presents information about nonconsolidated VIEs in which the firm holds variable interests. Nonconsolidated VIEs are aggregated based on principal business activity. The nature of the firm's variable interests can take different forms, as described in the rows under maximum exposure to loss. In the table below:

- The maximum exposure to loss excludes the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests.
- For retained and purchased interests and loans and investments, the maximum exposure to loss is the carrying value of these interests.
- For derivatives, the maximum exposure to loss is the notional amount, which does not represent anticipated losses and also has not been reduced by unrealized losses already recorded. As a result, the maximum exposure to loss exceeds liabilities recorded for derivatives provided to VIEs.

The carrying values of the firm's variable interests in nonconsolidated VIEs are included in the consolidated statement of financial condition as follows:

- Substantially all assets and liabilities held by the firm related to mortgage-backed, corporate CDO and CLO and other asset-backed VIEs are included in "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," respectively; and
- Assets and liabilities held by the firm related to real estate, credit-related and other investing VIEs are primarily included in "Total financial instruments owned, at fair value," "Payables to customers and counterparties," "Financial instrument sold, but not yet purchased, fair value" and "Other liabilities and accrued expenses," respectively.

	Nonconsolidated VIEs				
	As of December 2011				
in millions	Mortgage-backed	Corporate CDOs and CLOs	Real estate, credit-related and other investing	Other asset-backed	Total
Assets in VIE	**$82,101** [2]	**$11,024**	**$1,078**	**$1,717**	**$95,920**
Carrying Value of the Firm's Variable Interests					
Assets	**5,582**	**316**	**151**	**69**	**6,118**
Liabilities	–	**27**	–	–	**27**
Maximum Exposure to Loss in Nonconsolidated VIEs					
Retained and purchased interests	**5,582**	**316**	–	**69**	**5,967**
Derivatives [1]	–	**390**	–	–	**390**
Loans and investments	–	–	**151**	–	**151**
Total	**$ 5,582** [2]	**$ 706**	**$ 151**	**$ 69**	**$ 6,508**

1. The aggregate amounts include $377 million as of December 2011, related to derivative transactions with VIEs to which the firm transferred assets.
2. Assets in VIE and maximum exposure to loss include $2.19 billion and $154 million, respectively, related to CDOs backed by mortgage obligations as of December 2011.

Consolidated VIEs

The table below presents the carrying amount and classification of assets and liabilities in consolidated VIEs, excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with the firm's variable interests. Consolidated VIEs are aggregated based on principal business activity and their assets and liabilities are presented net of intercompany eliminations.

Substantially all the assets in consolidated VIEs can only be used to settle obligations of the VIE.

The table below excludes VIEs in which the firm holds a majority voting interest if (i) the VIE meets the definition of a business and (ii) the VIE's assets can be used for purposes other than the settlement of its obligations. The liabilities of real estate, credit-related and other investing VIEs and CDOs, mortgage-backed and other asset-backed VIEs do not have recourse to the general credit of the firm.

	Consolidated VIEs		
	As of December 2011		
in millions	Real estate, credit-related and other investing	CDOs, mortgage-backed and other asset-backed	Total
Assets			
Cash and cash equivalents	$18	$ 5	$ 23
Financial instruments owned, at fair value	–	108	108
Other assets	10	–	10
Total	$28	$113	$141
Liabilities			
Other secured financings	$ –	$ 51	$ 51
Payables to customers and counterparties	1	–	1
Other liabilities and accrued expenses	19	11	30
Total	$20	$ 62	$ 82

Note 12. Other Assets

Other assets are generally less liquid, non-financial assets. The table below presents other assets by type.

in millions	As of December 2011
Property, leasehold improvements and equipment [1]	$1,094
Tax-related assets [2]	1,741
Equity-method investments [3]	1,047
Miscellaneous receivables and other	228
Total	$4,110

1. Net of accumulated depreciation and amortization of $4.25 billion as of December 2011.
2. See Note 18 for further information about income taxes.
3. Excludes investments of $630 million accounted for at fair value under the fair value option as of December 2011, which are included in "Total financial instruments owned, at fair value." See Note 8 for further information.

Property, Leasehold Improvements and Equipment
Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset.

Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.

Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. If an impairment test is necessary, the carrying value of an asset or asset group is compared to the total of the undiscounted cash flows expected to be received over the remaining useful life and from the disposition of the asset or asset group.

- If the total of the undiscounted cash flows exceeds the carrying value, the asset or asset group is not impaired.
- If the total of the undiscounted cash flows is less than the carrying value, the asset or asset group is not fully recoverable and an impairment loss is recognized as the difference between the carrying amount of the asset or asset group and its estimated fair value.

Note 13. Short-Term Borrowings

As of December 2011, short-term borrowings were $57.86 billion, comprised of $54.69 billion included in "Other secured financings" in the consolidated statement of financial condition and $3.17 billion of unsecured short-term borrowings. See Note 9 for further information about other secured financings.

Unsecured short-term borrowings include the portion of unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder.

The firm obtains unsecured short-term borrowings primarily from Group Inc. The firm accounts for certain hybrid financial instruments at fair value under the fair value option. See Note 8 for further information about unsecured short-term borrowings that are accounted for at fair value. Short-term borrowings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, and such amounts approximate fair value due to the short-term nature of the obligations.

Note 14. Long-Term Borrowings

As of December 2011, long-term borrowings were $1.08 billion, comprised of $340 million included in "Other secured financings" in the consolidated statement of financial condition and $739 million of unsecured long-term borrowings. See Note 9 for further information about other secured financings.

The firm obtains unsecured long-term borrowings, which have various maturity dates, primarily from third parties. As of December 2011, the carrying values of these long-term obligations approximated fair value.

Subordinated Borrowings
As of December 2011, the firm had outstanding borrowings of $5.00 billion from Group Inc. under four subordinated loan agreements, which mature in 2013. In addition, the firm has a $20.11 billion revolving subordinated loan agreement with Group Inc., which also matures in 2013. As of December 2011, $16.50 billion was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 15. Other Liabilities and Accrued Expenses

The table below presents other liabilities and accrued expenses by type.

in millions	As of December 2011
Compensation and benefits	$2,142
Tax-related liabilities [1]	891
Accrued expenses and other	1,244
Total	**$4,277**

1. See Note 18 for further information about income taxes.

Note 16. Commitments and Guarantees

Commitments

The table below presents the firm's commitments.

	Commitment Amount by Year of Expiration as of December 2011				Total Commitments
in millions	2012	2013-2014	2015-2016	2017-Thereafter	As of December 2011
Commitments to extend credit [1]	$ 100	$50	$ –	$33	$ 183
Contingent and forward starting resale and securities borrowing agreements [2]	4,870	–	–	–	4,870
Forward starting repurchase and securities lending agreements [2]	5,463	–	–	–	5,463
Letters of credit [3]	191	–	–	–	191
Other	18	16	1	4	39
Total commitments	**$10,642**	**$66**	**$1**	**$37**	**$10,746**

1. Commitments to extend credit are presented net of amounts syndicated to third parties.
2. These agreements generally settle within three business days.
3. Consists of commitments under letters of credit issued by various banks which the firm provides to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements.

Commitments to Extend Credit

The firm's commitments to extend credit are agreements to lend with fixed termination dates and depend on the satisfaction of all contractual conditions to borrowing. The total commitment amount does not necessarily reflect actual future cash flows because the firm may syndicate all or substantial portions of these commitments and they can expire unused or be reduced or cancelled at the counterparty's request. The firm generally accounts for commitments to extend credit at fair value.

Contingent and Forward Starting Resale and Securities Borrowing Agreements/Forward Starting Repurchase and Securities Lending Agreements

The firm enters into resale and securities borrowing agreements and repurchase and securities lending agreements that settle at a future date. The firm also enters into commitments to provide contingent financing to its clients through resale agreements. The firm's funding of these commitments depends on the satisfaction of all contractual conditions to the resale agreement and these commitments can expire unused.

Leases

The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2032. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. The table below presents future minimum rental payments, net of minimum sublease rentals.

in millions	**As of December 2011**
2012	**$ 6**
2013	**9**
2014	**10**
2015	**8**
2016	**4**
2017 – thereafter	**10**
Total	**$47**

Operating leases include office space held in excess of current requirements. The firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value on termination.

Guarantees

The firm enters into various derivatives that meet the definition of a guarantee under U.S. GAAP, including written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. Disclosures about derivatives are not required if they may be cash settled and the firm has no basis to conclude it is probable that the counterparties held the underlying instruments at inception of the contract. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank counterparties and certain other counterparties. Accordingly, the firm has not included such contracts in the table below.

In the ordinary course of business, the firm provides other financial guarantees of the obligations of third parties (e.g., standby letters of credit to enable clients to complete transactions). These guarantees represent obligations to make payments to beneficiaries if the guaranteed party fails to fulfill its obligation under a contractual arrangement with that beneficiary.

The table below presents certain information about derivatives that meet the definition of a guarantee and certain other guarantees. The maximum payout in the table below is based on the notional amount of the contract and therefore does not represent anticipated losses. See Note 7 for further information about credit derivatives that meet the definition of a guarantee which are not included below.

Because derivatives are accounted for at fair value, the carrying value is considered the best indication of payment/performance risk for individual contracts. However, the carrying values below exclude the effect of a legal right of setoff that may exist under an enforceable netting agreement and the effect of netting of cash collateral posted under credit support agreements.

		Maximum Payout/Notional Amount by Period of Expiration				
	As of December 2011					
in millions	Carrying Value of Net Liability	2012	2013-2014	2015-2016	2017-Thereafter	Total
Derivatives[1]	$38	$645	$986	$812	$403	$2,846

1. These derivatives are risk managed together with derivatives that do not meet the definition of a guarantee and, therefore, these amounts do not reflect the firm's overall risk related to its derivative activities.

Indemnities and Guarantees of Service Providers. In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates.

The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults.

In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. In connection with joint venture investments, the firm may issue loan guarantees under which it may be liable in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower.

The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of December 2011.

Other Representations, Warranties and Indemnifications. The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives.

In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws.

These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an

estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no material liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of December 2011.

Note 17. Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of market-making and general operations. Amounts payable to, and receivable from, such affiliates are reflected in the consolidated statement of financial condition as of December 31, 2011, as set forth below:

in millions	**As of December 2011**
Assets	
Collateralized agreements:	
Securities borrowed (includes $30,961 at fair value)	**$50,256**
Securities purchased under agreements to resell, at fair value	**33,455**
Receivables from brokers, dealers and clearing organizations	**5,325**
Receivables from customers and counterparties	**737**
Total financial instruments owned, at fair value [1]	**4,635**
Other assets	**1,056**
Liabilities	
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings	**$ 3,111**
Collateralized financings:	
Securities loaned (includes $29,198 at fair value)	**61,091**
Securities sold under agreements to repurchase, at fair value	**34,290**
Other secured financings	**49,794**
Payables to brokers, dealers and clearing organizations	**10,009**
Payables to customers and counterparties	**10,071**
Financial instruments sold, but not yet purchased, at fair value [2]	**533**
Unsecured long-term borrowings	**60**
Subordinated borrowings	**21,500**

1. The firm, from time to time, makes markets in debt issued by Group Inc. and certain affiliates. Included in total financial instruments owned, at fair value are $2.00 billion of such issuances and $2.66 billion of intercompany derivative contracts.
2. Consists of intercompany derivative contracts.

The firm recognized interest income and expense in connection with securities borrowed, securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, unsecured short and long term borrowings, other secured financings and subordinated borrowings from Group Inc. and affiliates.

The firm receives and provides operational and administrative support and management services to affiliates and allocates costs to such entities for the services provided.

The firm enters into various types of activities with affiliates and allocates revenues to, and receives revenues from, such affiliates for their participation.

Note 18. Income Taxes

Provision for Income Taxes

Effective November 29, 2003, GS&Co. elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation, for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings. The firm is also subject to taxes in foreign jurisdictions on certain of its operations. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it was filing a tax return on a modified separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement. As of December 2011, the income taxes payable is included as a component of "Other liabilities" in the consolidated statement of financial condition.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 2011, the firm did not record a valuation allowance to reduce deferred tax assets.

The table below presents the significant components of deferred tax assets and liabilities.

in millions	As of December 2011
Deferred tax assets	
Compensation and benefits	$1,443
Unrealized losses	113
ASC 740 asset related to unrecognized tax benefits	65
Other, net	345
Total deferred tax assets	**$1,966**
Total deferred tax liabilities [1]	**$ 302**

1. Relates to depreciation and amortization.

Unrecognized Tax Benefits

The firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2011, the firm recorded a liability of $161 million related to accounting for uncertainty in income taxes. In addition, the accrued liability for interest expense related to income tax matters was $25 million as of December 2011.

All years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

Note 19. Credit Concentrations

Credit concentrations may arise from market making, client facilitation, investing, underwriting, lending and collateralized transactions and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with asset managers, investment funds, commercial banks, brokers and dealers, clearing houses and exchanges, which results in significant credit concentrations.

In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

The table below presents the credit concentrations in assets held by the firm. As of December 2011, the firm did not have credit exposure to any other counterparty that exceeded 2% of total assets.

in millions	**As of December 2011**
U.S. government and federal agency obligations [1]	**$91,806**
% of total assets	**18.19%**

1. Included in "Total financial instruments owned, at fair value" and "Cash and securities segregated for regulatory and other purposes".

To reduce credit exposures, the firm may enter into agreements with counterparties that permit the firm to offset receivables and payables with such counterparties and/or enable the firm to obtain collateral on an upfront or contingent basis. Collateral obtained by the firm related to derivative assets is principally cash and is held by the firm or a third-party custodian. Collateral obtained by the firm related to resale agreements and securities borrowed transactions is primarily U.S. government and federal agency obligations and other sovereign obligations. See Note 9 for further information about collateralized agreements and financings.

The table below presents U.S government and federal agency obligations, and other sovereign obligations that collateralize resale agreements and securities borrowed transactions (including those in "Cash and securities segregated for regulatory and other purposes"). Because the firm's primary credit exposure on such transactions is to the counterparty to the transaction, the firm would be exposed to the collateral issuer only in the event of counterparty default.

in millions	**As of December 2011**
U.S. government and federal agency obligations	**$110,237**
Other sovereign obligations [1]	**25,606**

1. Principally consisting of securities issued by the governments of France, Canada, Germany and Spain.

Note 20. Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

Under ASC 450 an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." Thus, references to the upper end of the range of reasonably possible loss for cases in which the firm is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the firm believes the risk of loss is more than slight. The amounts reserved against such matters are not significant as compared to the upper end of the range of reasonably possible loss.

These proceedings include, but are not limited to, the firm's role in certain underwriting activities, research matters, treasury matters, mutual fund and securities-related actions. With respect to these proceedings, for which Group Inc. has been able to estimate a range of reasonably possible loss where (i) plaintiffs have claimed an amount of money damages, (ii) the firm is being sued by purchasers in an underwriting and is not being indemnified by a party that the firm believes will pay any judgment, or (iii) the purchasers are demanding that the firm repurchase securities, Group Inc. has estimated the upper end of the range of reasonably possible loss as being equal to (a) in the case of (i), the amount of money damages claimed, (b) in the case of (ii), the amount of securities that the firm sold in the underwritings and (c) in the case of (iii), the price that purchasers paid for the securities less the estimated value, if any, as of December 2011 of the relevant securities, in each of cases (i), (ii) and (iii), taking into account any factors believed to be relevant to the particular proceeding. As of the date December 2011, Group Inc, has estimated its aggregate amount of reasonably possible losses for such proceedings where it has been able to estimate a range of reasonably possible losses, to be approximately $2.4 billion.

Group Inc. is generally unable to estimate a range of reasonably possible loss for proceedings other than those included in the estimate above, including where (i) plaintiffs have not claimed an amount of money damages, unless Group Inc. can otherwise determine such amounts, (ii) the proceedings are in early stages, (iii) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (iv) there is uncertainty as to the outcome of pending appeals or motions, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues presented. However, for these cases, management does not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on the firm's regulatory capital compliance, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Note 21. Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Group Inc. also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Employees of certain non-U.S. subsidiaries participate in various Group Inc. defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. Group Inc. maintains a defined benefit pension plan for U.K. employees. As of April 2008, the U.K. defined benefit plan was closed to new participants, but will continue to accrue benefits for existing participants.

Group Inc. also maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, Group Inc. maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs.

Defined Contribution Plans
The firm contributes to Group Inc. employer-sponsored U.S. and non-U.S. defined contribution plans.

Note 22. Employee Incentive Plans

Stock Incentive Plan
Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units (RSUs), awards with performance conditions and other share-based awards. In the second quarter of 2003, the SIP was approved by the Group Inc. shareholders, effective for grants after April 1, 2003. The SIP was further amended and restated, effective December 31, 2008.

Restricted Stock Units
Group Inc. issues RSUs to employees under the SIP, primarily in connection with year-end compensation and acquisitions. RSUs are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. Year-end RSUs generally vest and deliver as outlined in the applicable RSU agreements. Employee RSU agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death and extended absence. The subsequent amortization of the cost of these RSUs is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock Options
Stock options generally vest as outlined in the applicable stock option agreement. Options granted in February 2010 will generally become exercisable in one-third installments in January 2011, January 2012, and January 2013 and will expire in February 2014. In general, options granted prior to February 2010 expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the SIP and the applicable stock option agreement.

Note 23. Net Capital Requirements

GS&Co. is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. GS&Co. has elected to compute net capital in accordance with the "Alternative Net Capital Requirement," as permitted by Rule 15c3-1. As of December 2011, GS&Co. has regulatory net capital, as defined by Rule 15c3-1, of $11.24 billion, which exceeded the amount required by $9.33 billion. Certain other subsidiaries of GS&Co. are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of December 2011, these subsidiaries were in compliance with their local capital adequacy requirements. As of December 2011, GS&Co. made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB) that indicated the firm's PAIB credits exceeded its PAIB debits. The amount held on deposit in the Reserve Bank at December 2011 was $416 million.

Note 24. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 28, 2012, and determined that there were no material events or transactions that would require recognition or disclosure in this statement of financial condition.

pwc

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

Report of Independent Accountants

To the Partners of
Goldman, Sachs & Co.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Goldman, Sachs & Co. ("GS&Co.") for the year ended December 31, 2011, which were agreed to by GS&Co., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating GS&Co.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for GS&Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. On July 26, 2011 payment on line 2B was made with wire 1PGM5EECPJ6 in the amount of $12,518,344. There were no differences identified.
    b. On February 27, 2011 payment on line 2F was made with wire 1W8MMZ257G3 in the amount of $7,891,820. There were no differences identified.

2. Compared the sum of "non-interest revenues" of $4,223,000,000 and "Interest income" of $5,977,000,000 reported on page 2 of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total revenue amount of $9,833,847,636 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011. A difference of $366,152,364 was noted.

    According to the schedule provided by GS&Co. Financial Reporting, the reconciling balance of $366,152,364 identified above is comprised of the following items:

    a. A reduction in revenue, of $393,236,846, related to undistributed earnings of subsidiaries for the year ended December 31, 2011.

pwc

b. An increase in revenue, of $18,090,663, related to losses incurred on investment banking transactions.
c. An increase in revenue, of $8,993,819, arising as a result of the revenues reported on the audited Form X-17A-5 being presented to the nearest million dollars. In contrast, the revenues reported on the Form SIPC-7 are presented to the nearest whole dollar amount.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared additions on line 2, net loss from principal transactions in securities trading accounts, of $582,253,054, to the Securities Desks line of the "Trading Comparison - With and Without TP" schedule provided by GS&Co. Financial Reporting. There were no differences identified.
   b. Compared additions on line 3, net loss from principal transactions in commodities in trading accounts, of $273,939,753, to the Commodities Trading Losses line of the "Trading Comparison - With and Without TP" schedule provided by GS&Co. Financial Reporting. There were no differences identified.
   c. Compared additions on line 4, interest and dividend expense deducted, of $222,943,761, to the total amount reported on the "Dividend Expense" schedule provided by GS&Co. Financial Reporting. There were no differences identified.
   d. Compared additions on line 5, net loss from management of or participation in the underwriting or distribution of securities, of $21,654,594, to the combined Investment Grade and High Yield Underwriting losses for the twelve-month periods reported on the "Underwriting" schedule provided by GS&Co. Financial Reporting. There were no differences identified.
   e. Compared deductions on line 1, revenues from the distribution shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $453,117,428, to line d, the sum of Commissions on commodity transactions for the twelve-month periods reported on the "Historical Data" schedule provided by GS&Co. Financial Reporting. There were no differences identified.
   f. Compared deductions on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $48,878,073, to the total of the adjusted column reported on the "II BCE Breakdown" schedule provided by GS&Co. Financial Reporting. There were no differences identified.
   g. Compared deductions on line 5, net gain from securities in investment accounts, of $66,005,993, to the GSPS Trading Gains line reported on the "Trading Comparison - With and Without TP" schedule provided by GS&Co. Financial Reporting. There were no differences identified.
   h. Compared deduction on line 6, 100% of commission and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, of $96,487,803, to the sum of the twelve-month periods reported on the "Commission and Markups" schedule provided by GS&Co. Financial Reporting. There were no differences identified.
   i. Compared the amount reported on line 9(i), total interest and dividend expense but not in excess of total interest and dividend income, of $2,106,083,745, to the total reported on the "Schedule 9i" provided by GS&Co. Financial Reporting. Please note that the interest

pwc

and dividend expense on line 2b(4) was added to the sum reported on "Schedule 9i" per Form SIPC-7 instructions. There were no differences identified.

j. Compared the amount reported on line 9(ii), 40% of interest earned on customer securities accounts, of $191,509,706, to the total reported on "Schedule 9ii" provided by GS&Co. Financial Reporting. There were no differences identified.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $8,164,065,756 and $20,410,164, respectively, of the Form SIPC-7. There were no differences identified.
   b. Recalculated the mathematical accuracy of total interest and dividend expense but not in excess of total interest and dividend income, of $2,106,083,745, reported on page 2, line 9(i) of Form SIPC-7. Interest and dividend expense on page 2, line 2b, item 4, of $222,943,761, was combined with the sum of Interest Expense, page 8, line 21 Code 4075, reported on the FOCUS for the twelve-month periods to arrive at the year end balance. There were no differences identified.
   c. Recalculated the mathematical accuracy of the deduction on line 9(ii), of $191,509,706, reported on page 2, item 2c, of Form SIPC-7 for the year ended December 31, 2011 by combining Margin Interest, page 7, line 6 Code 3960, reported on the FOCUS for the twelve-month periods and multiplying the sum by 40% in order to compute interest earned on customer securities accounts. There were no differences identified.
   d. Recalculated the greater of the deduction on line 9(i), of $2,106,083,745, reported on page 2, item 2c, to line 9(ii), of $191,509,706, reported on page 2, item 2c, of Form SIPC-7 for the year ended December 31, 2011. There were no differences identified.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Goldman, Sachs &Co., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000129 FINRA DEC
GOLDMAN SACHS & CO 10*10
C/O ALBERT P. MEO
30 HUDSON ST 16TH FL
JERSEY CITY NJ 07302-4600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Albert P. Meo (212) 902-6856

2. A.	General Assessment (item 2e from page 2)	$ 20,410,164
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(12,518,344)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	7,891,820
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 7,891,820
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 7,891,820
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Goldman, Sachs & Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President
(Title)

Dated the 27 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 9,833,847,636
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		582,253,054
(3) Net loss from principal transactions in commodities in trading accounts.		273,939,753
(4) Interest and dividend expense deducted in determining item 2a.		222,943,761
(5) Net loss from management of or participation in the underwriting or distribution of securities.		21,654,594
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		1,100,791,162
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		453,117,428
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		48,878,073
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		66,005,993
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		96,487,803
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 2,106,083,745	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 191,509,706	
Enter the greater of line (i) or (ii)		2,106,083,745
Total deductions		2,770,573,042
2d. SIPC Net Operating Revenues		$ 8,164,065,756
2e. General Assessment @ .0025		$ 20,410,164
		(to page 1, line 2.A.)

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Partners of Goldman, Sachs & Co.:

In planning and performing our audit of the consolidated financial statements of Goldman, Sachs & Co. and its subsidiaries (the "Firm") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Partners and management of the Firm, the SEC, the CFTC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012